                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)*

                    Under the Securities Exchange Act of 1934

                              Harold's Stores, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    413353103
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                                 (CUSIP Number)


                                Thomas C. Herman
                         Sutherland Asbill & Brennan LLP
                              999 Peachtree Street
                                Atlanta, GA 30309
                                 (404) 853-8089
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 29, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 8.


                                   Page 1 of 9
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                                  SCHEDULE 13D

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       CUSIP No. 413353103                                                         Page 2 of 9 Pages
-----------------------------------                          ---------------------------------------------------------------

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     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           RONALD DE WAAL
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A)      [ ]
                                                                                                   (B)      [ ]
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     3     SEC USE ONLY


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     4     SOURCE OF FUNDS*
           AF
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]
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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           THE NETHERLANDS
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         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      N/A
       BENEFICIALLY          -----------------------------------------------------------------------------------------------
         OWNED BY
           EACH                  8    SHARED VOTING POWER
         REPORTING                    685,319 SHARES
          PERSON             -----------------------------------------------------------------------------------------------
           WITH                  9    SOLE DISPOSITIVE POWER
                                      N/A
                             -----------------------------------------------------------------------------------------------

                               10     SHARED DISPOSITIVE POWER
                                      685,319 SHARES
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           685,319 SHARES
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.3%
----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IN
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

                                  SCHEDULE 13D

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

       CUSIP No. 413353103                                                         Page 3 of 9 Pages
-----------------------------------                          ---------------------------------------------------------------

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     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           INTER-HIM N.V.
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A)      [ ]
                                                                                                   (B)      [ ]
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     3     SEC USE ONLY


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     4     SOURCE OF FUNDS*
           WC
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]
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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           NETHERLANDS ANTILLES
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         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      N/A
       BENEFICIALLY          -----------------------------------------------------------------------------------------------
         OWNED BY
           EACH                  8    SHARED VOTING POWER
         REPORTING                    685,319 SHARES
          PERSON             -----------------------------------------------------------------------------------------------
           WITH                  9    SOLE DISPOSITIVE POWER
                                      N/A
                             -----------------------------------------------------------------------------------------------

                               10     SHARED DISPOSITIVE POWER
                                      685,319 SHARES
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           685,319 SHARES
----------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]
----------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.3%
----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
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

         This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") relates to the Schedule 13D originally filed on January 31, 1994 on behalf of Inter-Him N.V. ("Inter-Him") with regard to Inter-Him's beneficial ownership of shares of the common stock, par value $0.01 per share (the "Common Stock"), of Harold's Stores, Inc. (the "Company"), as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995, Amendment No. 3 thereto filed on March 27, 2000, and Amendment No. 4 thereto filed on October 27, 2000 (as so amended, the "Schedule 13D"). This Amendment No. 5 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 to (1) include certain information regarding Ronald de Waal, as he may be deemed to control and have beneficial ownership of the Common Stock held by Inter-Him, and (2) to report certain other changes reflected herein. Mr. de Waal and Inter-Him are collectively referred to herein as the "Reporting Persons."

Item 1.  Security and Issuer.

         The information set forth in the Schedule 13D has not changed as of the date of this Amendment No. 5.

Item 2.  Identity and Background

         Item 2 is hereby amended to include the following information with respect to Mr. de Waal:

         Mr. de Waal's business address is "Ertbrugge," Ertbruggestraat 136, BE-2110 Wijnegem, Belgium. Mr. de Waal's present principal occupation is serving as Chairman of De Waal International Management N.V., the principal address of which is "Ertbrugge," "Ertbruggestraat 136, BE-2110 Wijnegem, Belgium, and the principal business of which is to manage Inter-Him's United States subsidiaries and another group under common control. Mr. de Waal is a citizen of the Netherlands.

         Neither Inter-Him, Mr. de Waal, nor any of the other Managing Directors of Inter-Him, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, neither Inter-Him, Mr. de Waal, nor any of the other Managing Directors of Inter-Him, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The remainder of the information set forth in the Schedule 13D with respect to this Item 2 has not changed as of the date of this Amendment No. 5.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended as follows to update the information provided therein:

         On January 29, 2001, the Reporting Persons delivered to the Company a non-binding proposal to purchase shares of a new series of preferred stock for approximately $6,000,000. The Company has not accepted or rejected the proposal and the terms of any such new series of preferred stock have not been finalized pending further discussion and negotiation among the Reporting Persons and the


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Company. The source of funds for the proposed purchase of the preferred stock is anticipated to be working capital of Inter-Him.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to update the information provided therein:

         On January 29, 2001, the Reporting Persons delivered to the Company a non-binding proposal to purchase shares of a new series of preferred stock for approximately $6,000,000. The Company has not accepted or rejected the proposal and the terms of any such new series of preferred stock have not been finalized pending further discussion and negotiation among the Reporting Persons and the Company. The terms of the preferred stock proposed by the Reporting Persons would permit them to, among other things:

         (1) acquire additional securities of the Company through the conversion of shares of preferred stock (and cumulated dividends thereupon) into Common Stock, and the Reporting Persons would have the right to require the Company to register such Common Stock under the Securities Act of 1933;

         (2) appoint 60% of the total number of members of the Company's Board of Directors, including the Chairman and the Vice Chairman, for so long as the Reporting Persons hold the preferred stock;

         (3) receive dividends, which shall accrue daily and cumulate annually if not paid;

         (4) vote with the holders of the Common Stock as a single class on an as-if-converted basis;

         (5) exercise tag-along rights and rights of first refusal with respect to sales of Company stock by certain directors or executive officers of the Company or their affiliates (the "Company Executives");

         (6) receive an irrevocable proxy from all of the Company Executives, who at present beneficially own in the aggregate approximately 45.8% of the presently outstanding shares of Common Stock, to vote all shares of Company stock held by them, for so long as the Reporting Persons own in the aggregate a specified percentage of the Company's outstanding stock on a fully-diluted basis;

         (7) receive pre-emptive rights with respect to any new issuances by the Company of its stock; and

         (8) prevent the Company from taking certain actions without the approval of the holders of the preferred stock.

         The Reporting Persons' proposal also requires, as a condition to their obligation to purchase the preferred stock, the Company to hire a new Chief Executive Officer satisfactory to the Reporting Persons. The new Chief Executive Officer would replace Rebecca Powell Casey, who previously announced her desire to step aside as Chief Executive Officer and to focus on product design, sourcing, manufacturing, store design and marketing.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended as follows to update the information provided therein:

         (a) & (b) Inter-Him owns 685,319 shares of Common Stock, or approximately 11.3% of the total shares of Common Stock outstanding, based upon the Company's Form 10-Q for the quarter ended October 28, 2000, as filed with the Securities and Exchange Commission on December 13, 2000. Because of his control over Inter-Him, Mr. de Waal may be deemed to share beneficial ownership of these shares with Inter-Him, both as to voting and dispositive power.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as provided in response to Item 4 in this Amendment No. 5, the information set forth in the Schedule 13D has not changed as of the date of this Amendment No. 5.

Item 7.  Material to be filed as Exhibits

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  EXHIBIT A                Agreement with respect to joint filing of Amendment
                           No. 5 to Schedule 13D pursuant to Rule
                           13d-1(k)(1)(iii), dated January 29, 2001, by and
                           between Ronald de Waal and Inter-Him N.V.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 29, 2001               Inter-Him N.V.



                                        By:    /s/ Victor Hoogstraal
                                           -------------------------------------
                                                   Victor Hoogstraal
                                                   Managing Director


                                               /s/ Ronald de Waal
                                        ----------------------------------------
                                                   Ronald de Waal


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                                INDEX TO EXHIBITS
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Exhibit                             Description of Exhibit
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
EXHIBIT A                           Agreement with respect to joint filing of
                                    Amendment No. 5 to Schedule 13D pursuant to
                                    Rule 13d-1(k)(1)(iii), dated January 29,
                                    2001, by and between Ronald de Waal and
                                    Inter-Him N.V.


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